RECEIVED
2006 FEB -6 P 4:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

25 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

06010688

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
FEB 08 2006
[illegible]

SC

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dlw 2/7

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

RECEIVED
2006 FEB -6 P 4: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 JANUARY TO 25 JANUARY 2006

196	18/01/2006 : 12:46:00	Smiths Group PLC - Additional Listing
197	19/01/2006 : 14:00:00	Smiths Group PLC - Appointment
198	24/01/2006 : 08:46:00	Smiths Group PLC - Additional Listing
199	25/01/2006 : 08:47:00	Smiths Group PLC - Additional Listing

Regulatory Announcement

Go to market news section

RECEIVED
2006 FEB -6 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	12:46 18-Jan-06
Number	1102X

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under the TI Group 1990 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Appointment
Released	14:00 19-Jan-06
Number	1682X

smiths

RNS Number:1682X
Smiths Group PLC
19 January 2006

19 January 2006
Embargoed for 14:00

Smiths Group appoints new managing director for its Medical division

Smiths Group plc has announced the appointment of Srini Seshadri as the new Group Managing Director, Smiths Medical, effective 1 March 2006. He joins Smiths from GE Healthcare Technologies where, since 2004, he has been Chief Marketing Officer.

Srini Seshadri has served more than 20 years at GE, most of these within GE Healthcare. His roles have included top-level responsibility for its Services businesses in Europe, Middle East and Africa, and leadership of its global X-Ray business unit, including cardiovascular and radiography.

Born in India, Srini Seshadri is now a US citizen and, subject to completion of the necessary clearances, he and his family will relocate to London as soon as possible. He takes over from Einar Lindh who in July last year came out of retirement to lead Smiths Medical on an interim basis.

Keith Butler-Wheelhouse, Chief Executive of Smiths Group, said:

"I am delighted that we have recruited Srini to lead Smiths Medical. He brings a breadth of global business experience, deep knowledge of the medical devices industry and a track-record of successful acquisition integration. His strategic leadership skills will add further impetus to the successful development and growth of Smiths Medical. I also want to take this opportunity to thank Einar Lindh for his stewardship of the division in recent months and to wish him an active and happy retirement."

Smiths Group designs and manufactures safety critical systems and products and has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals and interconnect products.

Contacts
Media
Chris Fox
+44 (0)20 8457 8403
Investor Relations
Russell Plumley
+44 (0)20 8457 8203

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	08:56 24-Jan-06
Number	3454X

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	08:47 25-Jan-06
Number	4097X

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under the TI Group 1999 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved